                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 2 January 2004


                               PREMIER FARNELL PLC


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PREMIER FARNELL PLC
                                                   (Registrant)


     Date:   January 2, 2004                   By: Steven John Webb
                                                   ----------------
                                                   Steven John Webb
                                                   Group Company Secretary and
                                                   General Counsel

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    NAME OF COMPANY                                        2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                        ZURICH FINANCIAL SERVICES AND ITS GROUP

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT       4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER             HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
      INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER
      IF IT IS A HOLDING OF THAT PERSON'S SPOUSE OR
      CHILDREN UNDER THE AGE OF 18

      NOT DISCLOSED

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    NUMBER OF              6.  PERCENTAGE OF ISSUED        7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                           OF STOCK DISPOSED
      STOCK ACQUIRED

      N/A                        N/A                             NOT DISCLOSED                 NOT DISCLOSED


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   CLASS OF SECURITY                                       10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

                                                                 NOT DISCLOSED                  24 DECEMBER 2003
     ORDINARY SHARES OF 5P EACH


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION              13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                                 NOTIFICATION
      NOT DISCLOSED
                                                                 NOT DISCLOSED




-------------------------------------------------------------------------------------------------------------------------
14.   ANY ADDITIONAL INFORMATION                             15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES

      THE COMPANY HAS BEEN INFORMED THAT ZURICH
      FINANCIAL SERVICES AND ITS GROUP NO LONGER HAS A           STEVEN WEBB
      NOTIFIABLE INTEREST OVER SHARES IN THE COMPANY.            COMPANY SECRETARY
                                                                 0113 387 5277


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY
      PREMIER FARNELL PLC
      150 ARMLEY ROAD
      LEEDS LS12 2QQ

-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION      24 DECEMBER 2003

-------------------------------------------------------------------------------------------------------------------------
